Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-287070 on Form F-10 and to the use of our report dated October 2, 2025 relating to the financial statements of PowerBank Corporation appearing in this Annual Report on Form 40-F for the year ended June 30, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

October 2, 2025